UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,

SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2011

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                        to

Commission File No. 1-16097

A.                   Full title of the plan and address of the plan, if different from that of the issuer named below:

THE MEN’S WEARHOUSE, INC.
401(k) SAVINGS PLAN

B.                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

THE MEN’S WEARHOUSE, INC.

6380 Rogerdale Drive
Houston, Texas 77072

The Men’s Wearhouse, Inc. 401(k) Savings Plan

Financial Statements as of and for the Years Ended

December 31, 2011 and 2010, Supplemental

Schedule as of December 31, 2011, and Report of

Independent Registered Public Accounting Firm

THE MEN’S WEARHOUSE, INC. 401(k) SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants of

The Men’s Wearhouse, Inc. 401(k) Savings Plan

Houston, Texas

We have audited the accompanying statement of net assets available for benefits of The Men’s Wearhouse, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2011, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. The schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McConnell & Jones LLP

Houston, Texas
June 18, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants of

The Men’s Wearhouse, Inc. 401(k) Savings Plan

Houston, Texas

We have audited the accompanying statement of net assets available for benefits of The Men’s Wearhouse, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2010, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Houston, Texas
June 21, 2011

THE MEN’S WEARHOUSE, INC. 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2011 AND 2010

	2011	2010

ASSETS:
Participant directed investments — at fair value	$104,454,440	$99,252,853
Notes receivable from participants	6,523,633	6,152,395
Employee contribution receivable	1,060	260

NET ASSETS AVAILABLE FOR BENEFITS — At fair value	110,979,133	105,405,508

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE STABLE VALUE FUND	(287,865)	(526,242)

NET ASSETS AVAILABLE FOR BENEFITS	$110,691,268	$104,879,266

The accompanying notes are an integral part of these financial statements.

THE MEN’S WEARHOUSE, INC. 401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010

ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$165,072	$8,877,811
Interest	—	288,406
Dividends	2,610,220	1,662,486

Total investment income	2,775,292	10,828,703

Contributions:
Employee contributions	10,660,099	9,919,197
Rollover contributions	678,041	570,350
Employer contributions	863,680	819,498

Total contributions	12,201,820	11,309,045

Interest income on notes receivable from participants	284,773	—

Total additions	15,261,885	22,137,748

DEDUCTIONS:
Benefits paid to participants	9,397,956	7,657,923
Administrative expenses	51,927	48,400

Total deductions	9,449,883	7,706,323

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	5,812,002	14,431,425

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	104,879,266	90,447,841

End of year	$110,691,268	$104,879,266

The accompanying notes are an integral part of these financial statements.

THE MEN’S WEARHOUSE, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

1.                      DESCRIPTION OF PLAN

The following description of The Men’s Wearhouse, Inc. 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan and trust agreements for more information.

General — The Plan is a defined contribution plan that provides eligible employees with future retirement benefits through a tax-deferred savings program. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective July 1, 2011, The Men’s Wearhouse, Inc. (“TMW”) changed the trustee for the plan from Prudential Bank & Trust, FSB (“Prudential”) to T. Rowe Price Trust Company (the “Trustee”) and changed the record keeper for the plan from Prudential Retirement Insurance and Annuity Company (“PRIAC”) to T. Rowe Price Retirement Plan Services, Inc. (“T. Rowe Price”).

Eligibility — The Plan provides that certain employees of The Men’s Wearhouse, Inc. and participating subsidiaries (the “Company”) become eligible to participate after 90 days of service.

Administration — The Plan is administered by an Advisory Committee made up of four employees. Investments of the Plan are held in trust by the Trustee.

Contributions — Eligible employees may make pre-tax contributions up to 75% of compensation subject to the current-year statutory limitations (subject to cost-of-living adjustments). Participants who will attain age 50 before the end of a Plan year are eligible to make catch-up contributions for that year. The matching contribution is discretionary. For early 2010, the board of directors of TMW approved match was  100% of the first $100 of salary deferrals in the calendar year. Effective for payroll payments dated and issued on or after February 27, 2010, the amount of the matching contribution is 100% of the employee’s first $200 in salary deferral contributions made under the Plan. The maximum employer matching contribution per participant is $200 per calendar year.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and Plan earnings, and charged with withdrawals and an allocation of Plan losses and certain administrative expenses, such as participant loan fees, express mailing charges on requested distributions, and frequent trading fees. Allocations are in accordance with the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Employee contributions are deposited into a trust account, which is invested by the Trustee in various investment options as directed by each participant. The investment options available include a TMW common stock fund, mutual funds, and a stable value fund maintained by the Trustee. Plan participants, at their sole discretion, may transfer amounts among the various investment options in accordance with the terms of the Plan.

Vesting — Participants are always 100% vested in their salary deferral contribution accounts, rollover contribution accounts, prior matching contribution accounts (i.e., amounts attributable to Company matching contributions made before April 1, 2007), and qualified nonelective employer contribution accounts. For employer matching contribution amounts made on or after April 1, 2007, participants will vest after completing two years of service with the Company. Employer-matching and profit-sharing accounts merged into the Plan from the After Hours FormalWear Profit Sharing Plan vest under the following schedule: 50% vested after 2 years of service, 75% vested after 3 years, and 100% after 4 years of service.

Distributions to Participants — Upon termination of service, a participant may elect to receive a lump-sum payment equal to the value of his or her account. The Plan also permits distributions to active participants if certain conditions are met.

Participant Loans — Plan loans are available to all active Plan participants on a nondiscriminatory basis. Amounts may not exceed the lesser of $50,000 (reduced by the highest outstanding loan balance during the prior 12 months) or one-half of the current value of a participant’s vested account balance. All loans are fully secured by the balance in the participant’s account.

Forfeited Accounts — The Plan allows the forfeitures of nonvested Company-matching contributions from terminated participant accounts to be used to offset future Company-matching contributions, to pay certain administrative expenses, and to make account restorations.

For the years ended December 31, 2011 and 2010, forfeited nonvested amounts totaled $7,169 and $15,727, respectively. Forfeitures of $1,294  and $0 were used to reduce employer-matching contributions in 2011 and 2010, respectively.

2.                      SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risk and Uncertainties — The Plan utilizes various investments, including common stock, mutual funds, and common collective investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of mutual funds are valued at quoted market prices, which represent the net asset value (“NAV”) of shares held by the Plan at year-end. TMW’s common stock fund is valued at the closing price reported on the New York Stock Exchange on the last business day of the Plan year. The Union Bank Stable Value Fund and The T. Rowe Price Stable Value Fund are each stated at fair value and then adjusted to contract value as described below. Fair value of each stable value fund is the NAV of its respective underlying investments, and contract value is principal plus accrued interest.

The Union Bank Stable Value Fund is a commingled pool of the Pooled Investment Trust Funds of Union Bank, N.A. (“Union Bank”). The fund primarily invests in stable value instruments and certain other fixed income or money market obligations or in a variety of collective investment vehicles that invest in such obligations. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

The T. Rowe Price Stable Value Fund is a Common Trust Fund offered and managed by T. Rowe Price Trust Company. The fund invests primarily in a diversified portfolio of guaranteed investment contracts, bank investment contracts, synthetic investment contracts and separate account contracts. The trust will also maintain a cash reserve to augment its liquidity. The level of the cash reserve is predicated on expected future liquidity needs. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

In accordance with GAAP, the Union Bank Stable Value Fund and T. Rowe Price Stable Value Fund are included at fair value in participant-directed investments in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value for each fund. The statements of changes in net assets available for benefits are presented on a contract-value basis.

Purchases and sales of securities are recorded on a trade-date basis. The net appreciation (depreciation) in fair value of investment securities consists of the net change in unrealized appreciation (depreciation) in fair value and realized gains (losses) upon the sale of investments. The net change in unrealized appreciation (depreciation) and realized gains (losses) upon sale are determined using the fair values as of the beginning of the year or the purchase price if acquired since that date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Administrative Expenses — TMW pays all administrative expenses of the Plan either with TMW funds, or with funds in the Plan forfeiture account (arising from nonvested amounts forfeited by terminated participants), with the exception of certain participant loan fees, overnight delivery fees requested by participants in relation to distribution checks, mutual fund frequent trading fees (charged by the mutual fund companies against sales proceeds), and brokerage commissions and Securities and Exchange Commission fees on TMW stock transactions, which are paid by the Plan and charged against the individual participants’ Plan accounts which incurred the expense. Investment management fees are netted against the return earned on each fund in individual participants’ Plan accounts.

Payment of Benefits — Benefits are recorded when distribution checks/wires are issued from the trust used to fund the Plan (the “Trust”).

Rollovers — Along with the Plan, TMW also sponsors an Employee Stock Ownership Plan (“ESOP”) which was terminated effective October 15, 2009. An application was made to the Internal Revenue Service (“IRS”) for a determination letter as to the qualified status of the ESOP on termination. TMW received a favorable determination letter from the IRS dated December 28, 2011. Until such date as all

ESOP assets are distributed to all ESOP participants following IRS plan termination approval, certain participants can elect to receive distributions from the ESOP under a diversification provision. If these distributions qualify under the Plan and the Internal Revenue Code (“IRC”), participants may elect to rollover these distributions, as well as other qualifying distributions, from the ESOP into the Plan. During Plan years ended December 31, 2011 and 2010, $316,682 and $206,914, respectively, of such ESOP distributions were rolled over into the Plan. These rollovers, along with other qualified rollovers at December 31, 2011 and 2010, of $361,359 and $363,436, respectively, are reported in “Rollover contributions” in the statements of changes in net assets available for benefits.

Recent Accounting Pronouncements — In May 2011, the Financial Accounting Standards Board (“FASB”) updated the guidance regarding certain accounting and disclosure requirements related to fair value measurements.  The updated guidance amends GAAP to create more commonality with International Financial Reporting Standards (“IFRS”) by changing some of the wording used to describe requirements for measuring fair value and for disclosing information about fair value measurements.  This update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011.  Early adoption is not permitted.  We do not expect the adoption of this update to have a material impact on the statements of net assets available for benefits and statement of changes in net assets available for benefits.

In January 2010, the FASB issued authoritative guidance that expands the required disclosures about fair value measurements. This guidance provides for new disclosures requiring the Company to (a) disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers and (b) present separately information about purchases, sales, issuances and settlements in the reconciliation of Level 3 fair value measurements. This guidance also provides clarification of existing disclosures requiring the Company to (i) determine each class of assets and liabilities based on the nature and risks of the investments rather than by major security type and (ii) for each class of assets and liabilities, disclose the valuation techniques and inputs used to measure fair value for both Level 2 and Level 3 fair value measurements. We adopted this guidance at the beginning of our 2010 fiscal year, except for the presentation of purchases, sales, issuances and settlements in the reconciliation of Level 3 fair value measurements, which we adopted at the beginning of our 2011 fiscal year.  The adoption of this guidance did not have a material impact on the statements of net assets available for benefits and statement of changes in net assets available for benefits.

3.                      FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative guidance for fair value measurements establishes a three-tier fair value hierarchy, categorizing the inputs used to measure fair value. The hierarchy can be described as follows: Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2011 and 2010.

Assets measured at fair value as of December 31, 2011:

	Fair Value Measurements
	Level 1	Level 2	Level 3	Total

Common stock fund	$—	$15,739,658	$—	$15,739,658
Mutual funds :
Domestic stock funds	7,141,668	—	—	7,141,668
Balanced funds	67,960,672	—	—	67,960,672
International stock fund	1,685,035	—	—	1,685,035
Fixed income funds	3,673,119	—	—	3,673,119
Stable value fund	—	8,254,288	—	8,254,288

Total investments measured at fair value	$80,460,494	$23,993,946	$—	$104,454,440

Assets measured at fair value as of December 31, 2010:

	Fair Value Measurements
	Level 1	Level 2	Level 3	Total

Common stock fund	$—	$14,086,841	$—	$14,086,841
Mutual funds :
Domestic stock funds	37,050,025	—	—	37,050,025
Balanced funds	12,622,378	—	—	12,622,378
International stock fund	8,459,902	—	—	8,459,902
Fixed income funds	9,979,002	—	—	9,979,002
Stable value fund	—	17,054,705	—	17,054,705

Total investments measured at fair value	$68,111,307	$31,141,546	$—	$99,252,853

For the year ended December 31, 2011 and 2010, respectively, there were no transfers in or out of Levels 1, 2 or 3.

The valuation methods as described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

4.                      PLAN TERMINATION

Although it has not expressed an intent to do so, TMW has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will be 100% vested in their accounts.

5.                      FEDERAL INCOME TAX STATUS

The IRS has previously determined and informed TMW by letter dated August 20, 2009, that the Plan, as amended and restated effective April 1, 2007, and the related trust were designed in accordance with applicable requirements of the IRC.  The Plan has been amended since receiving the determination letter.  As of July 1, 2011, the Plan was amended and restated using a Volume Submitter Plan Document. The Plan’s administrator believes the Plan continues to maintain its tax-exempt status.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires the Plan administrator to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011 and 2010, respectively, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by the IRS; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is generally no longer subject to income tax examinations for years prior to 2008.

Effective as of the close of business on December 31, 2007, the After Hours FormalWear Profit Sharing Plan (the “After Hours Plan”) was merged into the Plan.  The IRS conducted an audit and review of the Form 5500 that was filed with respect to the After Hours Plan for 2007.  The IRS has issued their approval following that review.

6.                      EXCESS CONTRIBUTIONS REFUNDABLE

As of the report date, the Company had completed discrimination testing for the year ended December 31, 2011. For the Plan year ended December 31, 2010, $170,415 was required to be refunded to satisfy the 2010  Plan year non-discrimination test. Of the total refunded, $170,415 was paid during 2011 and $129 had been paid before March 15, 2011 as part of a termination distribution. For the Plan Year ended December 31, 2011, $114,243 was required to be refunded to satisfy the 2011 Plan year non-discrimination test.  The entire required distribution of $114,243 was paid before March 15, 2012.

7.                      EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments, including the Union Bank Stable Value Fund and the T. Rowe Price Stable Value Fund, are shares of a common collective investment fund managed by Union Bank and the Trustee, respectively. The Men’s Wearhouse Stock Fund invests in the common stock of TMW. Transactions with the Trustee and the Company, as well as participant loans, qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. At December 31, 2011 and 2010, the Plan held 485,642 and 563,925 shares, respectively, of common stock of TMW, the sponsoring employer, with a cost basis of $11,305,198 and $12,462,987  respectively. During the years ended December 31, 2011 and 2010, the Plan recorded dividend income related to common stock of TMW of $247,089 and $200,645, respectively.

8.                      INVESTMENTS

The value of individual investments that exceed 5% of net assets available for Plan benefits as of December 31, 2011 and 2010, are as follows:

	2011		2010
	Shares/Units	Value	Shares/Units	Value

American Funds EuroPacific Growth Fund	—	$—	207,962	$8,459,902
American Funds Growth Fund of America	—	—	373,794	11,284,831
BlackRock S&P 500 Stock Fund	—	—	93,536	14,086,492
Dodge & Cox Stock fund	—	—	50,156	5,404,862
PIMCO Total Return Fund	—	—	919,724	9,979,002
Union Bank Stable Value Fund	—	—	17,054,705	17,054,705
The Men’s Wearhouse Stock Fund*	485,642	15,739,658	563,925	14,086,841
Retirement 2010 Fund	343,749	5,163,110	—	—
Retirement 2020 Fund	710,838	11,309,430	—	—
Retirement 2015 Fund	930,365	10,773,629	—	—
Retirement 2025 Fund	975,776	11,299,488	—	—
Retirement 2035 Fund	684,693	7,983,521	—	—
Retirement 2030 Fund	518,064	8,568,787	—	—
T. Rowe Price Stable Value Fund*	8,254,288	8,254,288	—	—

* Parties-in-interest

During 2011 and 2010, the Plan’s investments (including gains (losses) on investments bought and sold, as well as held during the year) appreciated in value as follows:

	Years Ended December 31,
	2011	2010

Common stock fund	$4,291,985	$2,367,481

Mutual funds:
Domestic stock funds	1,168,881	4,420,116
Balanced funds	(5,409,156)	1,025,300
International stock fund	24,606	582,197
Fixed income funds	88,756	482,717

Total mutual funds	(4,126,913)	6,510,330

9.                      STABLE VALUE FUND

On July 1, 2011,  the Plan’s administration and recordkeeping services were transferred from PRIAC to T. Rowe Price. In connection with that transfer, and in the best interest of Plan participants, the Union Bank Stable Value Fund was replaced by the T. Rowe Price Stable Value Fund for all future contributions and fund exchanges as authorized by participants as well as all amounts then invested for the Plan in the Union Bank Stable Value Fund. To facilitate this transition, on February 25, 2011, TMW notified Prudential of its intent to transition to the Trustee and T. Rowe Price, and requested a Plan level liquidation of the amounts invested for the plan in the Union Bank Stable Value Fund.  During November of 2011, Union Bank released the assets of the Union Bank Stable Value Fund invested for the Plan at contract value, and those assets were invested into the T. Rowe Price Stable Value Fund.

The beneficial interest of each participant in one of the stable value funds (each, a “Fund”) is represented by units. Units are issued and redeemed daily at the Fund’s constant NAV of $1 per unit. Distribution to the Fund’s unit holders are declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of a Fund to use its best efforts to maintain a stable NAV of $1 per unit, although there is no guarantee that the Fund will be able to maintain this value.

Participants in the Fund ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on investments made under the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value, as described in the following paragraphs. Plan management believes that events causing the Fund to transact at less than contract value are unlikely to occur.

Limitations on the Ability of the Fund to Transact at Contract Value

Restrictions on the Plan — Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within the Plan, but excluding withdrawals that are deemed to be caused by the actions of the Plan’s sponsor. The following employer-initiated events may limit the ability of the Fund to transact at contract value:

•                  A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA,

•                  Any communication given to Plan participants designed to influence a participant not to invest in the Fund or to transfer assets out of the Fund,

•                  Any transfer of assets from the Fund directly into a competing investment option,

•                  Complete or partial termination of the Plan or its merger with another plan.

Circumstances That Impact the Fund — The Fund invests in assets, typically fixed income securities or bond funds, and enters into wrap contracts issued by third parties. A wrap contract is an agreement by another party, such as a bank or insurance company, to make payments to the Fund in certain circumstances. Wrap contracts are designed to allow a stable value portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted.

The wrap contracts generally contain provisions that limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include the following:

•                  Any substantive modification of the Fund or the administration of the Fund that is not consented to by the wrap issuer,

•                  Any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the Fund’s cash flow and/or,

•                  Employer-initiated transactions by participating plans as described above.

In the event that wrap contracts fail to perform as intended, the Fund’s NAV may decline if the market value of its assets declines. The Fund’s ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer’s ability to meet their financial obligations. The wrap issuer’s ability to meet its contractual obligations under the wrap contracts may be affected by future economic and regulatory developments.

The Fund is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets. This could result from the Fund’s inability to promptly find a replacement wrap contract following termination of a wrap contract. Wrap contracts are not transferable and have no trading market. There are a limited number of wrap issuers. The Fund may lose the benefit of wrap contracts on any portion of its assets in default in excess of a certain percentage of portfolio assets.

10.               RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits and increases  in net assets available for benefits per the financial statements for the years ended December 31, 2011 and 2010, to Form 5500:

	2011	2010

Net assets available for benefits per the financial statements	$110,691,268	$104,879,266
Adjustment from contract value to fair value for fully benefit-responsive stable value fund	287,865	526,242

Total net assets per Form 5500	$110,979,133	$105,405,508

Increase in net assets available for benefits per the financial statements	$5,812,002	$14,431,425
Change in the adjustment from contract value to fair value for fully benefit-responsive stable value fund	(238,377)	45,623

Net income per Form 5500	$5,573,625	$14,477,048

11.               NET ASSET VALUE PER SHARE

In accordance with the guidance regarding the fair value measurements and disclosures for investments in certain entities that calculate net asset per share (or its equivalent), the category, fair value, redemption frequency, and redemption notice period for those assets whose fair value is estimated using the NAV per share as of December 31, 2011 and 2010, respectively, are disclosed.

The following tables for December 31, 2011 and 2010, set forth a summary of the Plan’s investments with a reported NAV:

	2011
	Fair Value Estimated Using Net Asset Value per Share
			Other	Redemption
		Redemption	Redemption	Notice
Investment	Fair Value *	Frequency	Restrictions	Period

T. Rowe Price Stable Value Fund (a)	$8,254,288	Daily	None	None

Total	$8,254,288

	2010
	Fair Value Estimated Using Net Asset Value per Share
			Other	Redemption
		Redemption	Redemption	Notice
Investment	Fair Value *	Frequency	Restrictions	Period

Union Bank Stable Value Fund (a)	$17,054,705	Daily	None	None

Total	$17,054,705

*	The fair values of the investments have been estimated using the net asset value of the investment.

(a)

The fund strategies seek current income while maintaining stability of invested principal. The fund invests in synthetic guaranteed investment contracts, U.S. Treasury and agency securities, and cash and cash equivalents, including money market instruments.

12.               SUBSEQUENT EVENTS

There are no material events occurring subsequent to the Plan Year ending December 31, 2011 other than the impending rollovers of the ESOP balances to the 401(k) due to the termination of the ESOP approved by the IRS on December 28, 2011. See Rollovers in note 2 — Summary of Accounting Policies above.

In the final version of the Plan adopted effective as of July 1, 2011, the definition of vesting computation period and related sections were inadvertently changed in error from a period based on the plan year to one based on employment year. Therefore, the Company has filed a voluntary correction program submission with the Internal Revenue Service seeking to correct that inadvertent change in the Plan’s provisions, requesting that the correction be effective as of July 1, 2011.  In addition, on December 19, 2011, TMW entered into Amendment #1 to the Plan which, effective as of the date thereof, amends the definition of vesting computation period and related sections to reflect a vesting period based on a plan year.

******

SUPPLEMENTAL SCHEDULE

THE MEN’S WEARHOUSE, INC. 401(k) SAVINGS PLAN

Employer Identification Number: 74-1790172

Plan Number:  002

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2011

		Description of
		Investment, Including
Identity of Issuer,		Maturity Date, Rate
Borrower, Lessor, or		of Interest, Collateral,		Current
Similar Party		Par or Maturity Value	Cost	Value

	MUTUAL FUNDS:
	American Beacon	American Beacon Small Cap Value INST	(2)	$1,013,980
	American Funds	American Funds EuroPacific Growth R6	(2)	1,685,035
	Vanguard Morgan	Vanguard Morgan Growth Admiral	(2)	1,528,113
	Vanguard 500	Vanguard 500 Index Signal	(2)	1,773,106
	Retirement	Retirement 2010 Fund	(2)	5,163,110
	Retirement	Retirement 2020 Fund	(2)	11,309,430
	Retirement	Retirement 2005 Fund	(2)	2,142,227
	Retirement	Retirement 2015 Fund	(2)	10,773,629
	Retirement	Retirement 2025 Fund	(2)	11,299,488
	Retirement	Retirement 2035 Fund	(2)	7,983,521
	Retirement	Retirement 2045 Fund	(2)	3,144,167
	Retirement	Retirement 2030 Fund	(2)	8,568,787
	Retirement	Retirement 2050 Fund	(2)	1,505,247
	Retirement	Retirement 2055 Fund	(2)	353,167
	Retirement	Retirement 2040 Fund	(2)	4,529,674
	Retirement	Retirement Income Fund	(2)	1,188,225
	Dodge & Cox	Dodge & Cox Stock Fund	(2)	1,893,547
	Pimco	Pimco Total Return INST	(2)	3,673,119
	Royce Pennsylvania	Royce Pennsylvania , INV	(2)	932,922

	Total mutual funds			80,460,494

*	STABLE VALUE FUND	T. Rowe Price Stable Value Fund	(2)	8,254,288

	OTHER:
*	Common stock	The Men’s Wearhouse common stock	(2)	15,739,658
*	Loans to participants	Loans to participants (1)	(2)	6,523,633

	TOTAL ASSETS HELD AT END OF YEAR			$110,978,073

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Advisory Committee of The Men’s Wearhouse, Inc. 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE MEN’S WEARHOUSE, INC.
401(k) SAVINGS PLAN

Date: June 20, 2012
/s/ Neill P. Davis
Neill P. Davis,
Member of the Advisory Committee

EXHIBITS

Exhibit
Number		Description

23.1	—	Consent of Independent Registered Public Accounting Firm, McConnell & Jones LLP (filed herewith).

23.2	—	Consent of Independent Registered Public Accounting Firm, Deloitte & Touche LLP (filed herewith).